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                            December 11, 2020

       Dominic Colvin
       Chief Executive Officer
       CannaPharmaRx, Inc.
       888     3rd Street SW, Suite 3600
       Calgary, Alberta, CanadaT2P 5C5

                                                        Re: CannaPharmaRx, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 27,
2020
                                                            File No. 333-251016

       Dear Mr. Colvin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 27, 2020

       Cover Page

   1.                                                   We note that your
common stock is quoted on the OTC Pink marketplace. Our
                                                        accommodation
permitting the resale of shares to be issued under an equity line agreement is available only where
there is an existing market for the securities. Please remove the resale offering by
Granite Global Value Investments, LTD. of up to 22,017,682 shares of common stock issuable
under the securities purchase agreement. Alternatively, you may register the resale of
the equity line securities after each put.
   2. Please note that the OTC Pink marketplace is not an established public trading market into which selling
stockholders may offer and sell their shares of common stock at other than a fixed price.
Accordingly, please revise your cover page disclosure, and make corresponding changes
elsewhere in the prospectus, to disclose a fixed price at which the
 Dominic Colvin
CannaPharmaRx, Inc.
December 11, 2020
Page 2
       selling shareholders other than Granite will sell their shares of your common stock until your shares are listed on a national securities exchange or quoted on the OTC Bulletin
       Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.
Incorporation of Certain Information by Reference, page 56

3. We note that you have elected to incorporate information by reference pursuant to General
       Instruction VII. If you elect to incorporate information by reference, you must specifically incorporate by reference the documents referenced in Item 12(a) of Form S-1 into the prospectus. Please revise accordingly.
Signatures, page II-6

4. Please include a signature for your principal financial officer and your controller or principal accounting officer. If someone has signed in more than one capacity, please indicate each capacity in which they have signed. Refer to Instructions to Signatures on
       Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                             Sincerely,
FirstName LastNameDominic Colvin
                                                             Division of
Corporation Finance
Comapany NameCannaPharmaRx, Inc.
                                                             Office of Life
Sciences
December 11, 2020 Page 2
cc:       Joshua D. Brinen, Esq.
FirstName LastName